Genetic Biosciences
For Improving the Quality of Life
November 5, 2009
VIA EDGAR CORRESPONDENCE
Louis Rambo, Esquire
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Re:	GeneLink, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 31, 2009 Form 10-Q for Fiscal Quarter Ended June 30, 2009 Filed August 14, 2009 File No. 000-30518
Dear Mr. Rambo:
On behalf of GeneLink, Inc. (the “Company”), I am responding to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter of October 26, 2009 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) and the quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 (the “Form 10-Q”). The Company concurrently is filing Amendment No. 1 to the Form 10-K (“Form 10-K/A”) and Amendment No. 1 to the Form 10-Q (“Form 10-Q/A”), which incorporate the revisions discussed below. For your convenience, each response below corresponds to the comment in bold that immediately precedes it, each of which has been reproduced from the Staff’s letter in the order presented.
1.	Please file all material exhibits required by Item 601 of Regulation S-K, including all material contracts, employment agreements and instruments defining the rights of your security holders, and indicate in your exhibit index all exhibits filed with or incorporated by reference into your filing. As non-exclusive examples, we note the disclosure on page 37 of your notes to financials that you increased your authorized share capital during fiscal year 2008, but you do not appear to have filed amended articles of incorporation;
GeneLink, Inc. • 317 Wekiva Springs Rd. #200 • Longwood, Fl 32779
Phone: 800-558-4363 Fax: 509.352.1328 • web: www.genelinkbio.com

Louis Rambo, Esquire
November 5, 2009
also, you do not appear to have filed the renegotiated agreement with Dr. Ricciardi discussed on page 56.
Response:
The Company has filed the Company’s Amended Articles of Incorporation as Exhibit 3.1 to the Form 10-K/A in and filed the Letter Agreement with Dr. Ricciardi as Exhibit 10.1 to the Form 10-K/A.
2.	Your Section 302 certifications do not comply with the language required by Item 601(b)(31) of Regulation S-K. The introductory language to paragraph four must refer to the certifying officer’s responsibility to establish and maintain internal control over financial reporting. Also, the last sentence in paragraph 5(b) omits the phrase “internal control over financial reporting.” Provide the exact form of certification.

Response:

The Company has revised Exhibit 31.1 of both the Form 10-K/A and the Form 10-Q/A to provide the exact form of certification.

3.	Your Form 10-K must be signed by your principal accounting officer or controller, and you must indicate on the signature page all of the capacities in which your officers sign the form. Please provide all required signatures.

Response:

The Company has revised the Form 10-K to clarify that the signature is of the principal executive officer and the principal accounting officer. Please see page 84 of the Form 10-K/A.

4.	Please furnish the information required by Item 701 of the Regulation S-K, or advise. Refer to Form 10-Q Part II Item 2(a). We note that your Form D filed June 24, 2009 indicates that you began selling equity securities under Rule 506 on June 12, 2009, but it does not appear that you have furnished the Item 701 information with respect to the sale.

Response:

The Company has revised the Form 10-Q to include the required disclosure in Part II, Item 2. Please see page 16 of the Form 10-Q/A.

Louis Rambo, Esquire
November 5, 2009
In connection with the response to the Staff Comment Letter, the Company, through the undersigned officer, hereby acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me after you have had a chance to review these responses so that the Company may resolve any further comments that the Staff may have.

Sincerely,
/s/ Monte E. Taylor, Jr.
Monte E. Taylor, Jr.
Chief Executive Officer and President

cc:	John Reynolds, Assistant Director David Link, Esquire